FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, September 1, 2015

FAIRFAX ANNOUNCES

RESET DIVIDEND RATE ON ITS SERIES G PREFERRED SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has determined the fixed dividend rate on its Cumulative 5-Year Rate Reset Preferred Shares, Series G (“Series G Shares”) (TSX: FFH.PR.G) for the five years commencing October 1, 2015 and ending September 30, 2020. The fixed quarterly dividends on the Series G Shares during that period will be paid at an annual rate of 3.318% (Cdn.$0.207375 per share per quarter).

Holders of Series G Shares have the right, at their option, exercisable not later than 5:00pm (Toronto time) on September 15, 2015, to convert all or part of their Series G Shares, on a one-for-one basis, into Cumulative Floating Rate Preferred Shares, Series H (the “Series H Shares”), effective September 30, 2015.  The quarterly floating rate dividends on the Series H Shares will be paid at an annual rate, calculated for each quarter, of 2.56% over the annual yield on three month Government of Canada treasury bills.  The actual quarterly dividend rate in respect of the October 1, 2015 to December 30, 2015 dividend period for the Series H Shares will be 0.731987% (2.936% on an annualized basis) and the dividend for such dividend period, if and when declared, will be Cdn.$0.18300 per share, payable on December 30, 2015.

Holders of Series G Shares are not required to elect to convert all or any part of their Series G Shares into Series H Shares.  A holder of Series G Shares who does not so elect will (subject to the next paragraph) retain their Series G Shares.

As provided in the share conditions of the Series G Shares, (i) if Fairfax determines that there would be fewer than 1,000,000 Series G Shares outstanding after September 30, 2015, all remaining Series G Shares will be automatically converted into Series H Shares on a one-for-one basis effective September 30, 2015; and (ii) if Fairfax determines that there would be fewer than 1,000,000 Series H Shares outstanding after September 30, 2015, no Series G Shares will be permitted to be converted into Series H Shares.  There are currently 10,000,000 Series G Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series H Shares effective upon conversion.  Listing of the Series H Shares is subject to Fairfax fulfilling all the listing requirements of the TSX and, upon approval, the Series H Shares will be listed on the TSX under the trading symbol “FFH.PR.H”.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941